Exhibit 99.1

noco-noco to acquire X-SEPA™ separator and lithium-ion battery development company noco-tech

Singapore, October 23, 2023 – Decarbonization solutions provider, noco-noco Inc. (NASDAQ: NCNC, “noco-noco”) today announced that it, through its Singapore subsidiary, noco-noco Pte. Ltd. has entered into a Sales and Purchase Agreement to acquire noco-tech Inc. (“noco-tech”), a technology innovator from 3DOM Alliance Inc. (“3DOM”). The agreement includes an indefinite license to produce and market the X-SEPA™ separator technology developed by 3DOM. Under the terms of the transaction, noco-noco will issue up to twenty-five million new shares at US$2 per share to fund the acquisition.

The X-SEPA™ separator technology developed by 3DOM, when combined with a proprietary heat-resistant electrolyte, can extend the lifespan of conventional lithium-ion batteries by fivefold, even at temperatures as high as 60°C, as proven by the latest R&D tests. With further lifespan improvements expected, it is believed that the technology will provide substantial savings in cell warranty costs for electric vehicle (“EV”) users, reducing the need for expensive cooling systems and spacing in battery pack designs. This opens the door for widespread adoption in hot climate regions like India and the wider Asian region. Beyond the automotive sector, X-SEPA™ addresses diverse industry needs, including data centers, air mobility, and marine applications, promising a sustainable energy solution for a wide array of sectors.

noco-tech is the 3DOM subsidiary focused on research and development (“R&D”) innovation and battery technology production. With state-of-the-art laboratory production capability of 35MWh/year and facilities spread over 3600 sq. meters in Yokohama, Japan, the acquisition enables noco-noco to instantly accelerate its journey to commercializing the X-SEPA™ to meet demand from cell manufacturers across the region.

“This strategic transaction marks a significant step towards executing the goals and commitments to our shareholders when we listed in August. In acquiring noco-tech’s production capabilities, we believe that we will accelerate the commercialization and global market entry for X-SEPA™. We expect to start mass production by Q4 of 2024, and deliveries by the following quarter,” said Masataka Matsumura, CEO of noco-noco.

He continued, “The noco-tech team brings engineers with decades of expertise across some of the biggest names in the automotive, battery, electrical, and chemical sectors, into noco-noco’s fold. This is a significant statement of our strong commitment in leading the decarbonization revolution at a global scale. With this acquisition underway, we are already planning to scale up in-house production to a 3GWh facility in response to growing interest from prospective customers who understand the significance of X-SEPA™s potential in delivering sustainable electrification needs, even as global warming continues unabated.”

“Building on our existing collaborative relationship within the wider 3DOM group to a deliberate parent-subsidiary relationship with noco-noco is a natural, strategic fit,”said Tatsuo Mori, President of noco-tech. “noco-tech has been at the forefront of developing the X-SEPA™ line over the past decade. We believe that it is now capable of unblocking one of the main bottlenecks to battery life and provide sustainable electrification in extremely high temperatures is testament to our capabilities and vision. The synergies with noco-noco’s mission are obvious, and we are pleased to be part of this new chapter of the company’s growth.”

“Embracing this innovation not only significantly enhances efficiency and lifespan but also offers a practical solution to the challenges faced by current lithium-ion batteries, making it a logical choice for the future of energy storage across sectors and needs,” said Matsumura. “With this new chapter in our corporate journey, we’re primed to redefine decarbonization technology, not just in the sustainable energy space but also drive generational transformations in the electric mobility sector.”

Commenting on the deal structure, Darren Ng, Chief Financial Officer of noco-noco shared, “The allotment and issuance of new shares for this acquisition is in line with our shareholders’ interests to accelerate noco-noco’s growth and would also allow noco-noco to conserve cash reserves and provide us with greater financial flexibility in the future. The issue price of $2.00 per share was determined based on the mid-point of the last 30 and 50 trading day moving averages of noco-noco’s stock price prior to the execution of the Sales and Purchase Agreement. This acquisition is expected to be accretive to noco-noco’s EPS once deliveries start.”

The transaction is expected to close in Q4 of 2023.

Completion of the Sale and Purchase Agreement is subject to customary conditions precedent, which includes satisfactory completion of due diligence, and noco-noco having obtained the approval of its shareholders for the transaction and necessary regulatory consents and approval (as applicable) for the transaction.

About noco-noco:

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. From X-SEPA™, a revolutionary battery separator technology designed for long-lasting and high heat-resistant performance, to noco-noco Lease, our carbon-neutral leasing platform for green transportation, noco-noco addresses the need for clean, affordable, and sustainable energy solutions. In addition to developing significant carbon abatement projects across Australasia, noco-noco is also working towards a future where electric vehicles (“EV”) batteries come fitted with Internet-of-Things (“IoT”) devices for data-light, smart energy optimization and usage.

About noco-tech:

noco-tech is a battery technology R&D innovator under the 3DOM group. Its portfolio includes technologies for lithium-ion batteries including prototypes. Incorporated in 2023, it has been at the forefront of the technology breakthroughs involving 3DOMs X-SEPA™ separator technology in Yokohama, Japan.

For enquiries:

contactus@noco-noco.c om

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